UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

W. P. Carey Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

92936U109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92936U109

1.	Names of Reporting Persons W. P. Carey Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,667,885(1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 5,667,885(1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,667,885(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.45% (2)

12.	Type of Reporting Person CO

(1)  The W. P. Carey Foundation, Inc. (the “Foundation”) is a corporation exempt from taxes under Section 501(c)(3) of the Internal Revenue Code.  As a result, none of the trustees of the Foundation has a pecuniary interest in the shares held by the Foundation.

(2)  Based on 104,015,348 shares of the Issuer’s Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2014.

Item 1.
	(a)	Name of Issuer: W. P. Carey Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 50 Rockefeller Plaza New York, New York 10020

Item 2.
	(a)	Name of Person Filing: W. P. Carey Foundation, Inc.
	(b)	Address of Principal Business Office or, if none, Residence: 50 Rockefeller Plaza New York, NY 10020
	(c)	Citizenship: The foundation is incorporated in Pennsylvania.
	(d)	Title of Class of Securities: Common Stock of W. P. Carey Inc., par value $0.001 per share
	(e)	CUSIP Number: 92936U109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________;
Not applicable.

Item 4.	Ownership.
	(a)	Amount beneficially owned: 5,667,885 shares of common stock of W. P. Carey Inc. (1)
	(b)	Percent of class: 5.45% (2)
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 5,667,885(1)
		(ii)	Shared power to vote or to direct the vote: n/a
		(iii)	Sole power to dispose or to direct the disposition of: 5,667,885(1)
		(iv)	Shared power to dispose or to direct the disposition of: n/a

(1)   The Foundation is a corporation exempt from taxes under Section 501(c)(3) of the Internal Revenue Code.  As a result, none of the trustees of the Foundation has a pecuniary interest in the shares held by the Foundation.

(2)   Based on 104,015,348 shares of the Issuer’s Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, filed with the SEC on November 6, 2014.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

W. P. CAREY FOUNDATION, INC.

By:	/s/ Will Carey
	Name:	Will Carey
	Title:	President and Trustee